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___________________________________
                                          :
         IN THE MATTER OF                 :
                                          :
         AYP CAPITAL, INC.                :
                                          :     CERTIFICATE
         File No. 70-8951                 :     PURSUANT TO RULE 24
                                          :     FOR THE QUARTER ENDED
     (Public Utility Holding              :     MARCH 31, 1997
      Company Act of 1935)                :
___________________________________       :




            During the first quarter of 1997, AYP Capital, Inc. (AYP Capital) received SEC approval to sell and market heat pumps. During the first quarter, AYP Capital performed studies and completed preliminary development activities and began selling and marketing heat pumps. In connection with these activities, AYP Capital has spent a total of $124,799.

            Attached are consolidated financial statements for the quarter ended March 31, 1997.




                                                AYP CAPITAL, INC.




                                                By /s/ Thomas K. Henderson
                                                       Thomas K. Henderson
                                                            Counsel



Dated: May 29, 1997